                                                    Filed by Genzyme Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                Subject Company: Biomatrix, Inc.

                                                Registration File No.: 333-34972


                                     * * * *

Investors are urged to read the joint proxy statement/prospectus relating to the transaction described below because it contains important information. The joint proxy statement/prospectus, along with the documents incorporated by reference into that document, may be obtained free of charge at the Securities and Exchange Commission's website (www.sec.gov). The joint proxy statement/prospectus and these other documents may also be obtained for free from Genzyme or Biomatrix. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations, (617) 252-7500, or you can access documents on its website (www.genzyme.com). Requests to Biomatrix should be directed to Biomatrix, Inc. 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn:
Investor Relations, (201) 945-9550, or you can access the documents on its website (www.biomatrix.com). Genzyme, Biomatrix, their directors, certain of their executive officers, and certain of their other employees may be considered participants in the solicitation of proxies in connection with the proposed creation of Genzyme Biosurgery. Information concerning these individuals is contained in the joint proxy statement/prospectus filed with the Securities and Exchange Commission, which remains subject to amendment.

                                     * * * *

TITLE: Genzyme and Biomatrix Announce Registration Statement for Genzyme Biosurgery Declared Effective by SEC

DATE: November 6, 2000

Genzyme Corp. and Biomatrix, Inc. (NYSE: BXM) announced on November 6, 2000 that the Securities and Exchange Commission (SEC) has declared effective the registration statement for the merger of Genzyme and Biomatrix and for the planned formation of Genzyme Biosurgery, a new Genzyme division.

A joint proxy statement/prospectus will be mailed on November 9 to holders of Biomatrix stock and to holders of each of Genzyme Corp.'s four tracking stocks. The record date for Biomatrix shareholders is November 2 and for Genzyme shareholders the record date is October 25.

Biomatrix will hold a special meeting of its shareholders on December 7, 2000 at the Marriott at Glenpointe, 100 Frank W. Burr Boulevard, Teaneck, New Jersey, to obtain the required approvals for Biomatrix's merger with Genzyme. Upon completion of the merger, the business of

Biomatrix will be combined with the businesses of Genzyme Tissue Repair and Genzyme Surgical Products to form Genzyme Biosurgery, a new division of Genzyme Corp.

Genzyme will hold a special meeting of its shareholders on December 15, 2000 at The Residence Inn, 6 Cambridge Center, Cambridge, Massachusetts. Holders of each of Genzyme Corp.'s four tracking stocks will be asked to vote to approve a charter amendment creating Genzyme Biosurgery stock, a new Genzyme Corp. tracking stock, and eliminating Genzyme Tissue Repair stock (Nasdaq: GZTR) and Genzyme Surgical Products stock (Nasdaq: GZSP).

The boards of directors of both Genzyme Corp. and Biomatrix have unanimously approved the merger. Dr. Endre Balazs and three other executive officers of Biomatrix have agreed to vote their Biomatrix shares, totaling approximately 36 percent of the outstanding shares, in favor of the transaction.

Genzyme intends to list Genzyme Biosurgery stock for trading on the Nasdaq National Market under the symbol GZBX following completion of the merger and recapitalization, which is expected to be completed this year. Upon formation, Genzyme Biosurgery will have approximately 35 million shares outstanding.

"When formed, Genzyme Biosurgery will represent a powerful business in the growing biosurgical marketplace," stated Duke Collier, president of Genzyme Surgical Products, who will become president of Genzyme Biosurgery. "We believe that the combination of Biomatrix's product development expertise and Genzyme's commercialization infrastructure will build significant value more rapidly than each enterprise could achieve on its own."

What Shareholders Will Receive

Under the terms of a definitive merger agreement, Genzyme Biosurgery will be formed by combining Genzyme Tissue Repair, Genzyme Surgical Products and Biomatrix. Holders of Genzyme Tissue Repair stock will receive 0.3352 of a share and holders of Genzyme Surgical Products stock will receive 0.6060 of a share of Genzyme Biosurgery stock for each share of their stock.

Under the merger agreement, Genzyme has agreed to pay cash at $37 per share for up to 28.38 percent of the outstanding shares of Biomatrix common stock and to exchange Genzyme Biosurgery stock on a one-for-one basis for 71.62 percent of the outstanding shares of Biomatrix common stock. The cash portion of the merger consideration is limited to approximately $245 million, but may be reduced to accommodate the exercise of appraisal rights, and for tax purposes to assure that at least 45 percent of the total consideration is Genzyme Biosurgery stock.

Biomatrix will send its shareholders an election form on which they will be able to indicate their preference for the standard consideration--a fixed combination of cash and stock; a cash consideration; and/or a stock consideration. Assuming no adjustment to the aggregate cash consideration occurs, Biomatrix shareholders who select the standard consideration will receive $37 in cash for 28.38 percent of their Biomatrix shares and will receive one share of Genzyme Biosurgery stock for one share of Biomatrix stock for 71.62 percent of their Biomatrix shares.

If Biomatrix shareholders elect in the aggregate to receive cash for more than the available cash consideration, the amount of cash distributed to shareholders who make cash elections will be reduced on a prorated basis and offset with shares of Genzyme Biosurgery. Conversely, if Biomatrix shareholders elect in the aggregate to receive more shares of Genzyme Biosurgery stock than are available, the number of shares of Genzyme Biosurgery stock distributed to shareholders who make stock elections will be reduced on a prorated basis and offset with cash. Therefore, the consideration received by a Biomatrix shareholder may differ from the shareholder's expressed preference, except in the case of those shareholders who elect the standard consideration--assuming no adjustment to the aggregate cash consideration is necessary.

Upon completion of the merger, Biomatrix shareholders will own approximately 47 percent of the outstanding Genzyme Biosurgery shares, holders of Genzyme Tissue Repair stock will own approximately 27 percent, and holders of Genzyme Surgical Products stock will own approximately 26 percent.

About Genzyme Biosurgery

Genzyme Biosurgery will represent a powerful new enterprise in the biosurgery field with a portfolio of 24 marketed products, a pipeline of innovative products, leading technology platforms and scientific team to drive its R&D programs, and sufficient financial resources to expand its presence in an exciting and rapidly growing global business.

Once established, the new division will have approximately 1,300 employees; six dedicated manufacturing facilities; global clinical and regulatory capabilities; an extensive intellectual property portfolio; several established sales organizations in focused surgical markets in both the United States and Europe; and marketing and distribution agreements with a number of large, multinational healthcare companies.

Genzyme Corporation is a biotechnology company that develops and markets innovative products and services designed to address significant unmet medical needs. Genzyme Surgical Products, a division of Genzyme Corp., develops and markets a portfolio of devices, biomaterials, and biotherapeutics primarily for the cardiovascular and general surgery markets. Genzyme Tissue Repair, a division of Genzyme Corp., is a leading developer of biological products for the treatment of orthopedic injuries such as cartilage damage and severe burns.

Biomatrix, Inc., headquartered in Ridgefield, New Jersey is an international biomedical company that develops, manufactures and commercializes elastoviscous products made from proprietary polymers called hylans, which are derivatives of the naturally occurring substance, hyaluronan, and are used in a variety of therapeutic medical applications and in skin care products.

This press release contains forward-looking statements, including statements concerning the mailing of a joint proxy statement/prospectus, the holding of Biomatrix and Genzyme shareholder meetings to vote on the formation of Genzyme and Biosurgery and the Biomatrix merger, the formation of Genzyme Biosurgery and the consummation of the merger with Biomatrix, the creation of a new publicly traded stock for Genzyme Biosurgery, the future growth and success of Genzyme Biosurgery and Genzyme Biosurgery's products, the growth of the biosurgery market and Genzyme Biosurgery's penetration of that market, the sufficiency of the cash and other resources of Genzyme Biosurgery, and the ability of Genzyme Biosurgery to expand its business. Actual results may differ materially depending on many factors including the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Biosurgery's products and services, the enrollment rate for clinical trials, the ability to successfully complete preclinical and clinical development of products, the actual safety and efficacy of products, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, conditions in the financial markets relevant to the proposed creation of Genzyme Biosurgery, the receipt of all approvals necessary to complete the creation of Genzyme Biosurgery and the merger with Biomatrix, the operational integration associated with the transactions and other risks generally associated with transactions of this type.

This press release is not a substitute for the joint proxy statement/prospectus. We urge investors to read that document because it contains important information. The joint proxy statement/prospectus and the documents incorporated by reference may be obtained free of charge at the SEC's website
(http://www.sec.gov) or by contacting Genzyme or Biomatrix.

Please call Genzyme's Corporate Communications department at 1-617-252-7570 for additional information.